EXHIBIT 99.1

TOP Ships Inc. Announces Transfer of Listing to the NYSE American LLC

ATHENS, Greece, April 11, 2024 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company” or “Top Ships”) (NASDAQ: TOPS), an international owner and operator of modern, fuel efficient “ECO” tanker vessels, announced today that it will transfer the listing of its common shares from the Nasdaq Capital Market (“Nasdaq”) to the NYSE American LLC (“NYSE American”). The Company expects to commence trading as a NYSE American-listed company at market open on April 24, 2024 under its existing ticker symbol, “TOPS.” The Company’s shares will continue to trade on the Nasdaq until the market close on April 23, 2024, beginning trading on the NYSE American at market open on the next trading day without interruption or impact to investors. Company investors are not required to take any action.

Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company, said: “We are very excited to join the New York Stock Exchange and have our shares trade alongside some of the world’s most respected companies. We believe listing on the NYSE American will enhance long term value for our shareholders.”

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the Company’s share repurchase program.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org